Threadmark LP

Financial Statements and Report of Independent Registered Public Accounting Firm
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934
December 31, 2020

Threadmark LP
Table of Contents
As of December 31, 2020

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69535

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Threadmark LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Park Avenue 12FL
(No. and Street)

New York | | 10036
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9501 W. 171 Street H103	Tinley Park	IL	60487
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ajay Ahuja _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Threadmark LP _____ , as

of December 31, _____, 20 20 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CFO & COO
Title

_____
Notary Public

JENNEFER C FIGUEREO
Notary Public
Connecticut
My Commission Expires Mar 31, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

General Partner
Threadmark LP

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Threadmark LP (the "Company") as of December 31, 2020, and the related statements of operations, changes in partners' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Threadmark LP as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedules I and II (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Threadmark LP's auditor since 2015.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Tinley Park, Illinois
February 19, 2021

Threadmark LP
Statement of Financial Condition
As of December 31, 2020

ASSETS

Cash	1,065,381
Prepaid Expenses	55,325
Due From Related Parties	649,425
Total Assets	$ 1,770,131

LIABILITIES AND PARTNERS' EQUITY

Liabilities

Accounts Payable and Accrued Expenses	78,010
Due to Related Parties	21,821
Total Liabilities	99,831
Partners' Equity	1,670,300
Total Liabilities and Partners' Equity	$ 1,770,131

The accompanying notes are an integral part of these financial statements.

Threadmark LP
Statement of Operations
Year Ended December 31, 2020

Revenue	
Success fees	934,160
Service fees	1,200,000
Interest income	8,109
	2,142,269
Expenses	
Employee compensation and benefits	1,748,558
Professional fees	116,370
Occupancy	88,186
Travel and entertainment	13,065
Other	28,959
Regulatory fees	34,593
Insurance	25,976
Technology, data & communications	16,640
Taxes	6,750
	2,079,097
Net income	$ 63,172

The accompanying notes are an integral part of these financial statements.

Threadmark LP
Statement of Changes in Partners' Equity
Year Ended December 31, 2020

Partners' equity, beginning of year	$	1,607,128
Net income		63,172
Partners' equity, end of year	$	1,670,300

Threadmark LP
Statement of Cash Flows
Year Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	63,172
Adjustments to reconcile net income to net cash flow provided by		
Operating activities		
Changes in assets and liabilities:		
Due From Related Parties		(88,633)
Prepaid Expenses		(13,081)
Accounts Payable and Accrued Expenses		49,783
NET CASH PROVIDED BY OPERATING ACTIVITIES		11,241
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distribution		-
NET CASH USED BY FINANCING ACTIVITIES		-
NET INCREASE IN CASH		11,241
Cash at December 31, 2019		1,054,140
Cash at December 31, 2020	$	1,065,381

The accompanying notes are an integral part of these financial statements.

1. **Nature of Operations**

   Threadmark LP (the "Partnership") was formed on April 22, 2014. The General Partner is Threadmark GP, LLC. The Partnership is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

   The Partnership's operations consist primarily of introducing leading institutional investors to fund managers that make private equity, real estate and other non-traditional investments. The partnership also provides advice to fund managers regarding ways to improve their methods of raising capital.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   The financial statements have been prepared in conformity with accounting principles generally accepted in the United State of America ("GAAP").

   Use of Estimates
   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

   The following is a summary of the significant accounting policies followed by the Partnership.

   Revenue Recognition

   Success fees
   The Partnership records success fees in accordance with the related party agreements (see related party transaction note). These agreements are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. The Company believes that the transaction date is the appropriate point in time to recognize revenue for Success fees as there are no significant actions which the Partnership needs to take subsequent to this date.

   Service fees
   The Partnership records Service fees in accordance with the related party agreements (see related party transaction note). The Partnership earns a monthly Service fees from the Parent for its roll in introducing leading institutional investors to fund and other non-traditional investments. Transaction price is stated in the related party agreement. At the end of each month the Partnership obligation for that month is met and fees are recorded.

   Income Taxes
   The partners report the Partnership's income or loss on their income tax returns. Accordingly no provision for federal and state income taxes has been recorded.

3. **Related party transactions**

During the period ended December 31, 2020, the Partnership recognized 100% of its revenue from an affiliated company, Threadmark Partners Limited (TPL) and Threadmark LLP (LLP), for which there are agreements in place. These affiliated companies are related through common ownership and management.

The Partnership shared general and administrative expenses with LLP and TPL, under an Expense Sharing Agreement. Pursuant to this Agreement, shared expenses are allocated based upon allocation percentages as specified in the agreement. For the period ended December 31, 2020 the Partnership allocated expenses totaling $154,799 to LLP and $301,539 to TPL.

At December 31, 2020, the Company was owed $633,947 from TPL of which $618,995 to a Success fee and $14,952 shared expenses incurred during the year.

At December 31, 2020, the Company owed $21,821 to LLP for shared expenses incurred during the year.

At December 31, 2020, the Company was owed $15,478 from Threadmark GP LLC the parent company for shared expenses incurred during year.

4. **Concentrations**

The Partnership maintains all of its cash in one financial institution, which at times, may exceed federally insured limits. The Partnership has not experienced any loss in this account and believes it is not subject to any significant credit risk.

5. **Commitments**

The Partnership has office space at three locations pursuant to agreements. One agreement has a term which expires February 28, 2021. Future minimum payments due under this agreement are $2,174 for 2021. Future minimum payments due under the other agreement total approximately $22,000 for 2021. This total includes 1 year requirement under an expense sharing agreement which may be terminated with 3 months' notice. The third agreement is a month to month agreement that can be terminated by either party. Rent expense amounted to approximately $88,186 for the year ended December 31, 2020.

6. **Net Capital Requirement**

The Partnership as a member of FINRA is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 12 to 1.

At December 31, 2020, the Partnership's net capital was $965,550, which was $958,895 in excess of its minimum requirement of $6,655 under SEC Rule15c3-1.

7.   <u>401(k)</u>

The Company has adopted a 401(k) Plan. Employees become eligible for the plan on the date they start their employment. The Company is permitted to make discretionary contributions. Only participants actively employed on the last day of plan year are eligible to share in the discretionary contribution. There were no discretionary contributions for the year ended December 31, 2020.

8.   <u>Allowance for credit losses</u>

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The Company identified fees receivable carried at amortized cost as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective. The Company believes there is no impact to opening member's equity upon adoption of ASC 326.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2020.

9.   <u>Subsequent events</u>

In accordance with the provision set forth in FASB ASC Topic 855, Subsequent Events, management has evaluated subsequent events though the date the financial statements were issued. Management has determined that there are no material events that would require adjustment to or disclosure in the accompanying financial statements.

Threadmark LP
Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2020

Schedule I

Total partners' equity	$	1,670,300
Less nonallowable assets		704,750
Net capital before haircuts		965,550
Haircuts		-
Computed net capital	$	965,550
Aggregate indebtedness	$	99,831
Computed minimum net capital required	$	6,655
(6 2/3 of aggregate indebtedness)		
Minimum net capital requirement	$	5,000
(under SEC Rule 15c3-1)		
Excess net capital (under SEC Rule 15c3-1)	$	958,895

Percentage of aggregate indebtedness to net capital

$ 99,831
$ 965,550

10%

There are no material differences between the computation of net capital presented above and the computation of net capital reported on the Company's unaudited Form X-17A-5, Part II-A filing.

Threadmark LP
Computation of Determination of Reserve Requirements and Information
Relating to Possession or Control Requirements for Brokers and Dealers Under
SEC Rule 15c3-3
December 31, 2020   **Schedule II**

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the conditions from exemption appearing in paragraphs (k)(2)(i) of the Rule.



DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

General Partner
Threadmark LP

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Threadmark LP identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Threadmark LP claims an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Threadmark LP stated that Threadmark LP met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2020 without exception. Threadmark LP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Threadmark LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Tinley Park, Illinois
February 19, 2021

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
9501 W. 171st Street, H-103 | Tinley Park, IL 60487
2639 Fruitville Road, Suite 303 | Sarasota, FL 34237

Threadmark LP
Exemption Report
February 19, 2021

We as members of management of Threadmark LP, (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (exemption provision pursuant to Paragraph (k)(2)(i). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: exemption provision pursuant to Paragraph (k)(2)(i).

(2) We met the identified exemption provisions throughout the most recent fiscal year 12/31/2020 without exception.

Threadmark LP

I, Ajay Ahuja, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: CFO